August 11, 2023

Valerie Lithotomos

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Collaborative Investment Series Trust; File Nos. 811-23306 and 333-221072

Dear Ms. Lithotomos:

On June 2, 2023, Collaborative Investment Series Trust (the “Trust” or “Registrant”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of Goose Hollow Fixed Income ETF and Goose Hollow Hedged Equity ETF (the “Funds”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Matthew Tobin. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Please note that the Fund names have been revised from “Goose Hollow Fixed Income ETF” to “Goose Hollow Multi-Strategy Income ETF” and from “Goose Hollow Hedged Equity ETF” to “Goose Hollow Enhanced Equity ETF.”

Comment 1. Please apply comments to other applicable disclosures as needed.

Response: The revisions will be applied as needed throughout the amendment.

Comment 2. The Fees and Expenses of the Fund table for the Goose Hollow Fixed Income ETF is incomplete. Please provide the completed Fees and Expenses of the Fund table for Goose Hollow Fixed Income ETF with adequate opportunity for review (at least five (5) business days prior to effective date).

Response: Please see the completed fee table below:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.60%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(1)	0.79%
Acquired Fund Fees and Expenses(2)	0.20%
Total Annual Fund Operating Expenses	1.59%
Fee Waiver and Reimbursement (3)	0.39%
Total Annual Fund Operating Expenses After Fee Waiver	1.20%

(1) Estimated for the current fiscal period.

(2) Acquired Fund Fees and Expenses, which are estimated for the Fund’s current fiscal year, are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

(3) The adviser has contractually agreed to reduce its fees and to reimburse expenses, at least through January 31, 2025 to ensure that Net Annual Fund Operating Expenses (exclusive of any (i) front-end or contingent deferred loads, (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses, (iv) fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including for example options and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short), (vi) taxes, (vii) other fees related to underlying investments, (such as option fees and expenses or swap fees and expenses); or (viii) extraordinary expenses such as litigation (which may include indemnification of Fund officers and trustees or contractual indemnification of Fund service providers (other than the advisor)) will not exceed 1.00%. Fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits or the expense limits in place at the time of recoupment. Fee waiver and reimbursement arrangements can decrease the Fund’s expenses and boost its performance. This expense limitation agreement may be terminated at any time, by the Board upon sixty days written notice to the adviser.

Comment 3. Comment 2 on the Fees and Expenses of the Fund table for the Goose Hollow Fixed Income ETF states: “Fee waiver and reimbursement arrangements can decrease the Fund’s expenses and boost its performance.” It does not make sense why performance would be boosted by fee waiver and reimbursement arrangements. Please provide a supplementary explanation what is meant by this statement. Alternatively, is there is no reason why this statement boosts performance, please remove.

Response: Because the operating expense limitation is in place, expenses would be lower than they otherwise would resulting in better performance.

Comment 4. Since the Fund is investing in foreign securities, please add investing in emerging markets as a risk factor.

Response: The Fund does not intend to invest in emerging market securities as a principal investment strategy. Accordingly, no risk disclosure has been added.

Comment 5. The Fees and Expenses of the Fund table for the Goose Hollow Hedged Equity ETF is incomplete. Please provide the completed Fees and Expenses of the Fund table for Goose Hollow Hedged Equity ETF with adequate opportunity for review (at least five (5) business days prior to effective date).

Response: Please see the completed fee table below:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.85%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(1)	0.79%
Acquired Fund Fees and Expenses(2)	0.28%
Total Annual Fund Operating Expenses	1.92%
Fee Waiver and Reimbursement (3)	0.64%
Total Annual Fund Operating Expenses After Fee Waiver	1.28%

(1) Estimated for the current fiscal period.

(2) Acquired Fund Fees and Expenses, which are estimated for the Fund’s current fiscal period, are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

(3) The adviser has contractually agreed to reduce its fees and to reimburse expenses, at least through January 31, 2025 to ensure that Net Annual Fund Operating Expenses (exclusive of any (i) front-end or contingent deferred loads, (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses, (iv) fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including for example options and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short), (vi) taxes, (vii) other fees related to underlying investments, (such as option fees and expenses or swap fees and expenses); or (viii) extraordinary expenses such as litigation (which may include indemnification of Fund officers and trustees or contractual indemnification of Fund service providers (other than the advisor)) will not exceed 1.00%. Fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits or the expense limits in place at the time of recoupment. Fee waiver and reimbursement arrangements can decrease the Fund’s expenses and boost its performance. This expense limitation agreement may be terminated at any time, by the Board upon sixty days written notice to the adviser.

Comment 6. Comment 2 on the Fees and Expenses of the Fund table for the Goose Hollow Hedged Equity ETF states: “Fee waiver and reimbursement arrangements can decrease the Fund’s expenses and boost its performance.” It does not make sense why performance would be boosted by fee waiver and reimbursement arrangements. Please provide a supplementary explanation what is meant by this statement. Alternatively, is there is no reason why this statement boosts performance, please remove.

Response: Because the operating expense limitation is in place, expenses would be lower than they otherwise would resulting in better performance.

Comment 7. Hedging appears to be a small percentage of the Goose Hollow Hedged Equity ETF since it is limited to twenty percent (20%) of the investment vehicle. In order to comply with Rule 35d-1 please state that hedging is a strategy in order to comply with the rule.

Response: The Registrant has decided to change the Fund’s name to “Goose Hollow Enhanced Equity ETF.” The adviser will seek to enhance to overall returns of the Fund through its futures/option strategy.

Comment 8. Please add cyber security risk under the Principal Risk sections for both funds.

Response: The Registrant declines to make the requested revision.

Comment 9. Please add ticker symbols for both funds.

Response: The symbols have been added.

*           *           *           *           *

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla